Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
Stifel, Nicolaus & Company, Inc. Bank and Thrift Conference November 2, 2010 John R. Koelmel Chief Executive Officer

2 Safe Harbor Statement This presentation contains forward-looking information for First Niagara Financial Group, Inc. Such information constitutes forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. In connection with the proposed merger, First Niagara Financial Group, Inc. ("First Niagara") has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of NewAlliance Bancshares, Inc. ("NewAlliance") and a Proxy Statement/Prospectus of First Niagara, as well as other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to stockholders of NewAlliance and a definitive Proxy Statement will be mailed to stockholders of First Niagara after the Registration Statement is declared effective. The Registration Statement has not yet become effective. Stockholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance at the SEC's Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab "Investor Relations" and then under the heading "Documents" or from NewAlliance by accessing NewAlliance's website at www.newalliancebank.com under the tab "Investors" and then under the heading "SEC Filings." First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara's 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance's 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph.

Today's Discussion 3

Key Takeaways Well-positioned Northeast regional franchise Foundations for future growth have been laid Well defined brand with growing recognition Very successful first year in Pennsylvania Continuing to deliver consistently strong performance Managing ample capital for benefit of shareholders NAL acquisition on track 4

Today's Discussion 5

Multi-state territory $30 billion in assets $20 billion in deposits $15 billion in loans TRB Capital: 14.3% 340 branches 730,000 customers 5,000 employees Information is pro forma at transaction close FNFG NAL Pittsburgh Albany Buffalo Syracuse Rochester Philadelphia New Haven Building a Strong Franchise in the Northeast Framed our desired footprint 6

Foundation for Future Growth Substantially Complete Added over 500 positions in past 18 months Recruited senior talent from larger institutions Building out system capabilities Enhancing internal processes and procedures Entering new business lines to meet customer demand 7

Infusing Talent Into Senior Leadership

<table>
<tr><th>Senior Leadership Hire</th><th>Years of Experience</th><th>Prior Experience</th></tr>
<tr><td>Chief Operating Officer</td><td>34</td><td rowspan="11">• JP Morgan Chase
• Citibank
• PNC
• National City
• M&T
• Bank of NY Mellon
• TD Banknorth
• Key Bank
• DTCC</td></tr>
<tr><td>Corporate Development</td><td>17</td></tr>
<tr><td>Eastern PA Market</td><td>31</td></tr>
<tr><td>Western PA Market</td><td>20</td></tr>
<tr><td>Capital Markets</td><td>20</td></tr>
<tr><td>Financial Services</td><td>23</td></tr>
<tr><td>Retail Administration</td><td>24</td></tr>
<tr><td>Chief Information Officer</td><td>20</td></tr>
<tr><td>Operations</td><td>25</td></tr>
<tr><td>Enterprise Risk Management</td><td>20</td></tr>
<tr><td>Compliance</td><td>25</td></tr>
</table>

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Customer Centric, Relationship Driven Focus Source: June 30, 2010 Greenwich Associates Market Tracking Program Loyalty evaluation scores based off of lead relationships First Niagara Peer A Peer B Peer C Peer D Loyalty Index 85 76 76 82 77 Likeliness to Recommend Bank 84 65 82 80 86 Expected Change in Amount of Business Conducted with Bank 52 28 22 45 23 Likelihood to Continue Using for Future Banking Needs 100 91 89 100 91 9 Top tier bank peers with strong customer service cultures

July Extensive regional and national media coverage as part of our drive to revive the Empire State Games. Buffalo Rescues Empire Games - July 19th, 2010 Empire State Games rise again to private funding - July 21st, 2010 Growing Brand Recognition June Extensive regional media coverage for our involvement to help keep Philadelphia's public pools open 10

Today's Discussion 11

Acquiring Talent & Building Capabilities Employees: Sept 2009: 450 Current: 650 Capabilities Credit Administration Support -HR -Legal -Technology Insurance Mortgage & FNIS Leasing Municipal International Cash Mgmt. & Real Estate Western Pennsylvania - First Year Success 12

WPA: The Commercial Story Origination volume ahead of expectations Low customer attrition Robust and consistent pipeline Solid credit quality New hires are top performers Many opportunities remain (CHART) 3Q09 4Q09 1Q10 2Q10 3Q10 13

WPA: The Retail Story Core deposits at 104% of Sept '09 pre-close levels Retaining the right customers and growing relationships Aggressively pursuing new household acquisition Investing in the distribution channel - two new branches opening this month (CHART) 3Q09 4Q09 1Q10 2Q10 3Q10 Core deposit balances (millions) 14

WPA: Establishing First Niagara Name & Brand Established Charitable Giving Committee Established Volunteer Corps Business Opportunities Sponsorships 15

WPA: Maximizing Opportunities Core deposits above pre-close Sept. '09 levels Commercial loan originations over $1.3 billion since conversion Product cross selling has exceeded projections on all fronts Strong senior team is playing larger role across Bank franchise Local team is helping us build out corporate competencies New regional market center location established in downtown Pittsburgh Building brand with philanthropic focus on mentoring and sponsorships 16

Completed very successful system conversion Strong core deposit retention of 96% Building commercial loan pipeline - over $70 million Improving team strength by hiring lenders with bigger bank experience Calling program and new sales goals in place to increase productivity Supporting community through charitable funding Eastern Pennsylvania: Positive Early Results 17

EPA Loans: Gaining Momentum Over $600M in loan originations to date Increasing monthly commercial loan volumes Improved portfolio's risk profile by selling $300M in distressed loans in 2Q'10 (CHART) (CHART) (millions) Home Equity 28% Other Consumer 3% Comml Real Estate 43% Comml Business 15% Residential 11% $625 18

Today's Discussion 19

Consistently Strong Key Financial Metrics Consistently Strong Key Financial Metrics 1 Peer group is SNL Mid Cap Bank Peer Index for those that have reported as of 10/29/10. Total risk based capital ratio is as of 2Q 2010. Capital ratios are at the consolidated level. Return on average assets (ROAA) and return on average tangible equity (ROATE)excludes the merger and integration costs related to the acquisitions of 57 NatCity branches in September, 2009 and Harleysville National Corporation in April 2010 and other non-operating items. See notes page for detail. 20

Strong, Consistent Earnings Growth Annual Operating Net Income 1 1.12% 2007 2008 2009 Quarterly Operating Net Income 1 (CHART) (CHART) 3Q09 4Q09 1Q10 2Q10 3Q10 millions 1 Operating net income excludes the merger and integration costs related to the acquisitions of 57 NatCity branches in September, 2009 and Harleysville National Corporation in April 2010 and other non-operating items. See notes page for detail. 21

SNL Midcap Bank Index Favorable Credit Quality Relative to Peers NPLs / Total loans NCOs / Average loans (CHART) (CHART) FNFG 22

(CHART) Comml. Real Estate 27% Comml. Construction 5% Comml. Business 20% Residential Real Estate 17% Home Equity 15% Other Consumer 3% Specialized Lending 2% Loan Portfolio Well balanced Strong commercial loan growth Consumer mortgage and home equity portfolios are self originated Comml. Real Estate Multi Family 11% (CHART) $5.3 (billions) $2.8 $2.5 23

Deposit Profile Time deposits 27% Non-interest bearing checking 14% Interest bearing checking 13% Money Market 37% Savings 9% Pricing discipline across all markets Relationship based selling Steady growth in low cost deposits (CHART) $5.5 $13.4 (billions) $2.1 $3.4 $3.6 $9.8 24

Well Capitalized with Excess Liquidity $1 Billion in common equity raised since September 2008 Estimated $250-300 million in excess capital under Basel III guidelines Active capital management strategy- raised dividend by 7% in 3Q 2010 Further dividend increase / share buybacks under consideration Consolidated9/30/10 Tier 1 Common Risk Based 13.4% Total Risk Based 15.1% TCE/TA 8.6% Loan/Deposit 76% Dividend Yield 4.8% 25

Today's Discussion 26

NewAlliance Update - Stakeholders Customers Employees Customers Employees Communities Regulators Shareholders 8/19/10 - FNFG acquiring NAL $5.1B in deposits, $5.0B in loans, 88 branches New Haven, Hartford, Manchester, Springfield 27

Customers and Employees Pro-active outreach to NAL's management ranks and employees - started day-one and continues CEO/senior management very visible in market Employee team very upbeat - message carried to NAL's customer base NAL management fully engaged in conversion/integration planning Active customer calling efforts have begun Series of "town hall" meetings - strong employee engagement 28

Shareholders Another well-thought out first mover acquisition Reasonable assumptions, modest/adequate upside, little downside Price of FNFG is now especially attractive; high-dividend yield a great safety net Integration risks and financial impact Step backwards on FNFG's thrift to bank transformation Getting big for big sake - becoming a "serial" acquirer Positive responses Initial concerns Over 75 separate shareholder communications received from phone conversations, one/one meetings, e-mails and industry conferences since acquisition announcement in August 29

Communities Communicating growth strategy for region Future job growth through expanding market share New England headquarters Commitment to local decision making Met with NAACP, the New Haven Chamber of Commerce, business civic and other community leaders Met with New Haven Mayor and contacted Governor's office 30

February January December October September August November May April March October Applications Filed SEC Comments on S-4 November Proxy materials mailed January CT Banking Department approval March Expect OCC and Fed approval December Shareholder vote April Conversion Conversion Regulators Shareholder Approval Met with Connecticut Department of Banking Ongoing dialogue with OCC and Fed Timeline on track 31

NewAlliance Update Financial and strategic assessment Confident with our growth/revenue projections from due diligence Confident in our synergy assessment / expense savings FNFG commercial strategy will translate well into NAL's market Create additional scale and efficiencies using FNFG's retail brokerage, wealth management and merchant services strategies Leverage NAL's e-commerce, product and brand management 32

Today's Discussion 33

Key Takeaways Well-positioned Northeast regional franchise Foundations for future growth have been laid Well defined brand with growing recognition Very successful first year in Pennsylvania Continuing to deliver consistently strong performance Managing ample capital for benefit of shareholders NAL acquisition on track 34

Question & Answer 35

First Niagara Financial Group's common stock is listed on the NASDAQ National Market System and is traded under the symbol FNFG. Additional information is available at www.fnfg.com Investor Inquires: Tony Alessi Vice President 716.625.7692 tony.alessi@fnfg.com 36

Notes to Operating Results: Net Income, Return on Average Assets and Return on Tangible Equity

The Company believes that non-GAAP financial measures provide a meaningful comparison of the underlying operational performance of the Company, and facilitate investors' assessments of business and performance trends in comparison to others in the financial services industry.

(millions)	2009	2008	2007	3Q10	2Q10	1Q10	4Q09	3Q09
Reported (GAAP) Net Income	$79.4	$88.4	$84.1	$45.6	$20.0	$28.9	$28.9	$10.9
Operating (Non GAAP) Net Income	$105.6	$89.8	$82.3	$46.9	$44.9	$32.6	$31.3	$27.3

Operating net income excludes (all amounts are after-tax):

2010 (Beginning in Q2 2010, the impact of income taxes on these non-operating items was calculated using the effective tax rate for the quarter)
Q3: After-tax noninterest expense: Acquisition related expenses of $1.3 million.
Q2: Noninterest expense: Harleysville acquisition related expenses of $ 18.8 million, $5.6 million charitable contribution related to the acquired markets and severance and related costs of $0.5 million.
Q1: Noninterest expense: Harleysville National Corporation acquisition related expenses of $3.7 million.
2009
Q4: Noninterest expense: Harleysville National Corporation acquisition related expenses of $2.4 million.
Q3: Noninterest income: Gain on the sale of the merchant services' customer list of $1.5 million. Noninterest expense: Expenses of $14.9 million primarily related to the National City branch acquisition and merger with Harleysville National Corporation. Also, a $3.0 million contribution to the First Niagara Bank Foundation in support of charitable giving in Western Pennsylvania.
Q2: Noninterest expense: FDIC special assessment charge of $3.3 million based on each insured depository institution's assets less Tier 1 Capital. Also, expenses related to the National City branch acquisition of $1.4 million.
Q1: Noninterest expense: Settlement of service mark infringement matter of $1.8 million and professional service fees related to the National City branch acquisition of $1.0 million.
2008
Q1: Noninterest expense: real estate write-downs and severance related to the acquisition of Greater Buffalo Savings Bank of $1.4 million.
2007
Q4: Noninterest income -gain on branch sales of $12.9 million and investment portfolio restructuring loss of $3.4 million. Noninterest expense - branch deposit loss of $1.4 million
Q2: Noninterest expense - real estate write-downs and severance costs of $5.0 million related to prior year's performance improvement initiative.
Q1: Noninterest expense - severance and related costs of $1.4 million.

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